

ESSILOR

File N° 82-4944


05005660

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

January 27, 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

Véronique Gillet
VP Investor Relations

Encl.: 2004 Consolidated Sales



COMMUNIQUE DE PRESSE

Chiffre d'affaires consolidé 2004 :

+ 10,4 % hors effet de change

----

4 nouvelles acquisitions

Charenton-le-Pont (26 janvier 2005) -- Au 31 décembre 2004, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**2004**	2003	Variation
Chiffre d'affaires consolidé	**2 258,6**	2 116,4	+ 6,7 %

Hors effet de change, la croissance du chiffre d'affaires a atteint **10,4 %**, soit un niveau supérieur à l'objectif annoncé en début d'exercice.

En base homogène, la progression du chiffre d'affaires a été de **+ 5,8 %.** Hors Allemagne[(1)], les ventes ont augmenté de 8,5 %, nettement au dessus de la tendance historique du groupe.

L'effet de périmètre a représenté **+ 4,6 %** et provient des sociétés acquises en 2003 et 2004. Celles-ci ont apporté un chiffre d'affaires supplémentaire de 96,5 millions d'euros. Essilor a complété 12 acquisitions en 2004.

L'effet de change, limité à **- 3,6 %**, résulte principalement de la baisse du dollar au cours de la période.

L'exercice 2004 a été caractérisé par les faits marquants suivants :

- Une forte croissance dans toutes les régions du monde, y compris en Europe hors Allemagne[(1)].
- Un réel succès des nouveaux produits lancés fin 2003 et en 2004 incluant principalement Crizal® Alizé™ (verre antireflet), Varilux® Ellipse™ (verre progressif

pour petites montures), Varilux® Ipseo™ (verre progressif personnalisé) et le matériau à ultra haut indice 1,74.

- Une nouvelle amélioration du mix produit et une augmentation de la part des produits à forte valeur ajoutée qui progressent en volume de plus de 10 %.

Chiffre d'affaires par région

en millions d'euros	**31 décembre 2004**	31 décembre 2003	*Variation*	*Croissance en base homogène*
Europe	**1 117,9**	1 048,0	*+ 6,7 %*	*+ 2,0 %*
Amérique du Nord	**909,4**	869,2	*+ 4,6 %*	*+ 7,7 %*
Asie Océanie	**177,1**	149,7	*+ 18,3 %*	*+ 18,1 %*
Amérique latine	**54,2**	49,5	*+ 9,6 %*	*+ 14,7 %*

Hors Allemagne(1), la croissance en base homogène en **Europe** atteint 7,4 %, grâce aux excellentes performances de la France, du Royaume-Uni et des pays de l'Europe du Sud et de l'Est. La stratégie multi réseaux a, une nouvelle fois, efficacement porté ses fruits.

En **Amérique du Nord**, l'année a été très bonne tant au Canada qu'aux Etats-Unis où, dans un contexte de reprise du marché ophtalmique, Essilor a gagné des parts de marché en s'appuyant sur les nouveaux produits et un fort développement commercial.

L'Asie Océanie a réalisé la progression la plus élevée. Au Japon notamment, Nikon-Essilor a pris des parts de marché et, dans les pays émergents tels que la Chine et l'Inde, le groupe a renforcé ses positions de façon significative.

Enfin, **l'Amérique latine** a bien développé ses ventes, au Brésil, en Argentine, et dans les autres pays de la région.

Quatre nouvelles acquisitions

Essilor a réalisé plusieurs acquisitions fin 2004 et début 2005. En année pleine, ces acquisitions représentent près de 24 millions de dollars de ventes.

- Aux Etats-Unis, Essilor of America, filiale d'Essilor, a pris une participation majoritaire dans **21st Century Optics**, un laboratoire de prescription situé à Long Island City, Queens (New York City). 21st Century Optics, dont le chiffre d'affaires atteint 15,5 millions de dollars, est un distributeur des marques Varilux® et Crizal®. Il conserve son équipe de direction actuelle.



- En Inde, Essilor s'est renforcé dans la région de Mumbai (ex-Bombay) en prenant le contrôle de **Vijay Vision Private Limited**, un laboratoire de prescription dont le chiffre d'affaires représente 1 million d'euros.
- En France, Essilor a acheté **Delamare-Sovra**, une société spécialisée dans la fabrication de consommables de surfaçage. Son chiffre d'affaires est de 3 millions d'euros.
- Par ailleurs, en janvier 2005, Essilor of America a pris une participation majoritaire dans **Vision-Craft Inc.**, un laboratoire de prescription, distributeur de la marque Varilux® dans la région de Detroit, Michigan. Vision-Craft réalise un chiffre d'affaires de 4,3 millions de dollars.

Résultats définitifs

Les résultats certifiés de l'exercice 2004 seront publiés le 10 mars 2005.

(1) Suite à la fin de la politique de remboursement des équipements ophtalmiques, le marché allemand a fortement reculé en 2004.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 183 laboratoires de prescription (finition des verres) et de ses réseaux de distribution. L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40. Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél.: 01 49 77 42 16

www.essilor.com



PRESS RELEASE

Consolidated 2004 Sales Up 10.4%
Excluding Currency Effect

Four New Acquisitions

(January 26, 2005 – Charenton-le-Pont, France) — Essilor, the world leader in ophthalmic optics, today announced its provisional consolidated sales for the year ended December 31, 2004:

in € millions	**2004**	2003	% change
Consolidated sales	**2,258.6**	2,116.4	6.7%

Excluding the currency effect, sales increased by **10.4%**, exceeding the target announced at the beginning of the year.

On a like-for-like basis, sales were up **5.8%.** Excluding Germany(1), the rise was 8.5%, well above the company's historic growth trend.

Companies acquired in 2003 and 2004 contributed €96.5 million to sales, adding **4.6 points** to growth. A total of 12 acquisitions were made in 2004.

The currency effect, limited to a negative **3.6 points**, resulted mainly from the dollar's decline during the period.

The year was shaped by:

- Sharp growth in all regions, including Europe other than Germany(1).
- The demonstrated success of new products launched in late 2003 and 2004, led by the Crizal® Alizé™ anti-reflective lenses, the Varilux® Ellipse™ progressive lenses for small frames, the Varilux® Ipseo™ personalized progressive lenses and the 1.74 ultra high-index lenses.



- A new improvement in the product mix and an increase in sales of high-value added products, whose volumes rose by more than 10%.

Sales by region

in € millions	**December 31, 2004**	December 31, 2003	*% change*	*% change like-for-like*
Europe	**1,117.9**	1,048.0	*6.7%*	*2.0%*
North America	**909.4**	869.2	*4.6%*	*7.7%*
Asia-Pacific	**177.1**	149.7	*18.3%*	*18.1%*
Latin America	**54.2**	49.5	*9.6%*	*14.7%*

Excluding Germany(1), like-for-like sales increased by 7.4% in **Europe**, driven by excellent results in France, the United Kingdom and the countries of Eastern and Southern Europe. The multi-network strategy once again demonstrated its effectiveness.

In **North America**, results were very good in both Canada and the United States. As demand for ophthalmic lenses continued to recover, Essilor gained new market share, led by new products and strong business development initiatives.

The **Asia-Pacific** region reported the highest growth. In Japan especially, Nikon-Essilor increased its market share, and in emerging markets like China and India, the company significantly strengthened its positions.

Lastly, in **Latin America**, sales improved in Brazil, Argentina and the region's other markets.

Four new acquisitions

Essilor made several acquisitions in late 2004 and early 2005. Together, these companies represent nearly $24 million in full-year sales.

- Essilor of America, Essilor's US subsidiary, acquired a majority stake in **21st Century Optics**, a prescription laboratory based in Long Island City, in the New York City borough of Queens. A distributor of Varilux® and Crizal® brand products, 21st Century Optics has annual sales of $15.5 million. The company has retained its current management team.



- In India, Essilor strengthened its presence in the region of Mumbai with the acquisition of **Vijay Vision Private Limited**, a prescription laboratory with annual sales of €1 million.
- In France, Essilor acquired **Delamare-Sovra**, a manufacturer of surfacing consumables with annual sales of €3 million.
- In January 2005, Essilor of America acquired a majority stake in **Vision-Craft Inc.**, a prescription laboratory that distributes the Varilux® brand in and around Detroit, Michigan. Vision-Craft has annual sales of $4.3 million.

Final results

Audited 2004 results will be released on March 10, 2005.

(1) *Demand in Germany declined sharply in 2004 following the elimination of the reimbursements for ophthalmic lenses by the national healthcare system.*

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 183 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication

Véronique Gillet

Phone: +33 (0)1 49 77 42 16

www.essilor.com